

SEC   06003281   ISSION

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SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2006
WASH. D.C.
192 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52675

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jacques Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15430 Avery Road

(No. and Street)

Rockville	MD	20855
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph W. Jacques / Anne Jeffress   (301) 738-1303

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph M. Kissell, CPA

(Name – if individual, state last, first, middle name)

14913 Emory Lane	Rockville	MD	20853
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 2 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Joseph W. Jacques_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Jacques Financial, LLC_____ , as of __December 31_____ , 20__05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

_2-20-2006_

Signature

Joseph W. Jacques
Operations Manager
Title

Notary Public Anne E. Jeffress, Notary
Expires 08/01/2009
_2-20-2006_

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JOSEPH M. KISSELL

Certified Public Accountant

14913 EMORY LANE

ROCKVILLE, MD 20853

(301) 460-0434

INDEPENDENT AUDITORS' REPORT

Member
Jacques Financial, LLC

We have audited the accompanying statements of financial condition of Jacques Financial, LLC as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jacques Financial, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph M. Kissell, CPA

Rockville, Maryland
February 7, 2006

Jacques Financial, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

CURRENT ASSETS
Cash	$ 11,267
Commissions receivable	154,341
	165,608

OTHER ASSETS
Investment securities available for sale	87,310
Total assets	$ 252,918

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES
Commissions payable to related party	$ 154,341
MEMBER'S EQUITY	98,577
Total liabilities and member's equity	$ 252,918

See independent auditors' report and notes to financial statements.

Jacques Financial, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2005

Revenue	
Commissions	$ 2,709,289
Interest income	4
Unrealized gain on investments	10,403
Total revenue	2,719,696
Expenses	
Commissions	2,692,245
Licenses and permits	8,163
Insurance	3,943
Other expenses	4,939
Total expenses	2,709,290
NET INCOME	$ 10,406

See independent auditors' report and notes to financial statements.

Jacques Financial, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the year ended December 31, 2005

Balance at January 1, 2005	$ 98,577
Net income	10,406
Member's Withdrawals	(10,406)
Balance at December 31, 2005	$ 98,577

See independent auditors' report and notes to financial statements.

Jacques Financial, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2005

Cash flows from operating activities		
Net income	$	10,406
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in commissions receivable		3,675
Unrealized net gain on investments		9,598
Decrease in commissions payable to related party		(7,133)
Net cash provided by operating activities		16,546
Cash flows from investing activities		
Proceeds from sale of securities		20,000
Member withdrawal from securities sale		(20,000)
Net cash provided by investing activities		0
Cash flows from financing activities		
Member withdrawals from equity		(10,406)
Net cash used in financing activities		(10,406)
Net increase in cash		6,140
Cash, beginning of year		5,127
Cash, end of year	$	11,267

See independent auditors' report and notes to financial statements.

- 9 -

Jacques Financial, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE A - ORGANIZATION

Jacques Financial , LLC, a Maryland single member limited liability company (the Company), was formed on January 24, 2000 for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. Operations began on December 19, 2000. The services provided are for individual and institutional customers in the Mid-Atlantic region, and other states. The sole proprietorship operates its broker/dealer business on the fully disclosed basis.

For the year ended December 31, 2005, the broker/dealer business accounted for 99.6% of total revenue. Remaining revenue was generated by interest income and unrealized gain on investments.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition

Commissions revenue is recorded on a trade-date basis.

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. These receivables are generally fully collected within 30 days. As a result, management has not provided an allowance for doubtful accounts.

See independent auditors' report.

Jacques Financial, LLC

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities

Investment securities are valued at market value. The increase or decrease in unrealized appreciation or depreciation is included in income.

Income Taxes

As a single member LLC, the entity incurs no income taxes. The member is taxed on the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

NOTE C - OTHER ASSETS - INVESTMENT SECURITIES

The costs, gross unrealized gains (losses) and fair value of securities as of December 31, 2005 are as follows:

	Cost	Prior Year Gross Unrealized Gains	Current Year Gross Unrealized Gains	Member Withdrawal	Fair Value
Mutual fund securities	$ 67,530	$ 29,377	$ 10,403	$ (20,000)	$ 87,310

See independent auditors' report.

Jacques Financial, LLC

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 1.89 to 1 at December 31, 2005. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000. The Company had net capital of $81,480 at December 31, 2005, which satisfied the net capital requirements.

NOTE E - RELATED PARTY TRANSACTIONS

Commissions Payable and Expense

Pursuant to the management agreement, Joseph W. Jacques, CPA, CFP, an affiliate of the member, will receive from the Company a commission fee in compensation for management services and services rendered as the Registered Representative of the Company. As management agent, Joseph W. Jacques, CPA, CFP is responsible for rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services, and other general and administrative and office expenses incurred on behalf of the Company.

The commission fee paid to Joseph W. Jacques, CPA, CFP, is a percentage of the total commission revenue received by the Company. The commission rate is variable from period to period at the discretion of the Company. Joseph W. Jacques, CPA, CFP, retains the right to withdraw from the agreement upon appropriate notice. For the year ended December 31, 2005, the commission rate was 99.4%. $2,692,245 of commission fees have been expensed by the Company for the year ended December 31, 2005. $2,705,517 was paid during the year. Commission fees payable of $154,341 remained outstanding at December 31, 2005.

NOTE F - CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds for the Company's clients. The manager of the Company is responsible for the majority of the revenue earned by the Company.

See independent auditors' report.

SUPPLEMENTAL INFORMATION

Jacques Financial, LLC

SCHEDULE OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION

For the year ended December 31, 2005

COMPUTATION OF AGGREGATE INDEBTEDNESS
Liabilities included in aggregate indebtedness $ 154,341
                                                                        ========

COMPUTATION OF NET CAPITAL
Total member's equity from statement of financial condition   98,577
Less: Nonallowable assets   —
        Other deductions and/or charges   4,000

            Net capital before haircuts on securities positions   94,577

Haircuts on securities
        Other securities   13,097

            Net haircuts on securities   13,097

            Net capital $ 81,480
                                                                        ========

CAPITAL REQUIREMENTS
Net capital required $ 50,000
Net capital in excess of requirements   31,480

            Net capital, as shown above $ 81,480
                                                                        ========

Ratio of aggregated indebtedness to net capital   1.89 to 1
                                                                        ========

Jacques Financial, LLC

RECONCILIATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

For the year ended December 31, 2005

RECONCILIATION WITH COMPANY'S COMPUTATION

Aggregate indebtedness, as reported in Company's Part II
(Unaudited) Focus Report $ 154,341
Changes as noted during audit
Other adjustments   –

Aggregate indebtedness per schedule of computation
of aggregate indebtedness and net capital   154,341

Net capital, as reported in Company's Part II
(Unaudited) Focus Report $ 81,480
Changes as noted during audit
Other adjustments   –

Net capital per schedule of computation of aggregate
indebtedness and net capital $ 81,480

Jacques Financial, LLC

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3

For the year ended December 31, 2005

The Company claims exemption under provisions of SEC Rule 15c3-3k(2)(ii) and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from SEC Rule 15c3-3.

Jacques Financial, LLC

SIPC ASSESSMENT

For the year ended December 31, 2005

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2005. This assessment has been paid as of December 31, 2005.

JOSEPH M. KISSELL

Certified Public Accountant

14913 EMORY LANE

ROCKVILLE, MD 20853

(301) 460-0434

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

Member
Jacques Financial, LLC

We have audited the financial statements of Jacques Financial, LLC for the year ended December 31, 2005, and have issued our report thereon dated February 7, 2006.

In planning and performing our audit of the financial statements of Jacques Financial, LLC for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also,

- 18 -

projection of any evaluation of the internal control and practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the member, management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and is not intended to be, and should not be, used by anyone other than these specified parties.

Rockville, Maryland
February 7, 2006



FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

JACQUES FINANCIAL, LLC

DECEMBER 31, 2005

Jacques Financial, LLC

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